Mail Stop 0305

September 15, 2006

Qingjie Zhao
Wonder Auto Technologies, Inc.
No. 56 Lingxi Street
Jinzhou City, Liaoning
People's Republic of China, 121013

Re: **Wonder Auto Technologies, Inc**
 Amendment No. 2 to Form S-1 filed September 6, 2006
 File No. 333-135250

Dear Mr. Zhao:

 We have reviewed your responses to the comments in our letter dated July 20, 2006 and have the following additional comments. Please note that all references to page numbers correspond to the marked version provided by counsel.

Summary, page 1

 1. We note that Halla recently entered into a credit facility agreement and that you recently entered into a share purchase agreement. Expand your disclosure in this section to discuss the material terms of both transactions and include a risk factor discussing the risk related to the credit facility.

Our Background and History, page 1

 2. Please revise the disclosure to indicate that until August 25, 2006 the company was known as MGCC Investments Strategies. Also, please revise the last paragraph under this section to indicate that MGCC Investments Strategies changed its name to Wonder Auto Technology, Inc.

Summary Consolidated Financial Information, page 3

 3. Please revise to indicate that the financial information presented for the interim periods presented is for the six months ended June 30, 2005 and 2006 rather than for the quarters ended June 30, 2005 and 2006.

Market for Our Common Stock, page 11

4. Please revise your disclosure regarding the market prices of your common shares to give retroactive effect to the 2.448719 for -1 forward stock-split.

Dilution, page 11

5. Based on your definition of net tangible book value per share of common stock on page 11 and 12, it appears that your net book value as of June 30, 2006 of $1.74 per share of common stock is not correct and should be approximately $1.30 per share. Please revise to correct this error or provide us with your calculation.

Overview, page 37

6. We note your response to prior comment four, but can not locate your revision. Please revise or advise.

Selling Stockholders, page 48

7. We refer to footnote 12 under the selling stockholder table. From your current disclosure, it appears that the same person has voting or investment power over The Frost National Bank FBO BFS US Special Opportunities Trust PLC and RENN US Emerging Growth Fund Limited. Please confirm or revise to clarify.

Index to Consolidated Financial Statements

8. Please reconcile and revise your index to your financial statements so that it agrees with the heading on each financial statement in this registration statement.

MGCC Investments Strategies, Inc. Condensed Consolidated Financial Statements for the Six months ended June 30, 2006 and 2005

9. Please revise the heading of all your financial statements in your filing to reflect your name change to "Wonder Auto Technology, Inc." as shown in your cover page to the Form S-1 flied on September 6, 2006.

10. As a result of your reverse acquisition on June 22, 2006, the financial statements of Wonder Auto Limited would be the only financial statements required for reporting purposes following the merger. In this regard, please remove the financial statements of MGCC Investment Strategies, Inc. for the years ended December 31, 2005, 2004 and 2003 presented on page F-63 through F-72.

Note 17 – Subsequent events, page F-22

11. We note from your Form 8-K dated August 25, 2006 that pursuant to a Share
    Purchase Agreement entered into on August 23, 2006, you will purchase 50% of
    the total shares of Dong Woo Precision Co. Ltd. ("Dong Woo") in exchange for a
    cash payment in the amount of US$4.85 million (the "Purchase Price"). We also
    note that if Dong Woo fails to attain a net income of RMB 13 million, you are
    entitled to deduct the Purchase Price proportionately with the amount of the
    unfulfilled net profit. In this regard, please include a subsequent events note to
    your financial statements describing the nature and terms of this transaction and
    your planned accounting treatment for this transaction. As part of your disclosure,
    describe how you will account for the contingent consideration associated with
    your entitlement of deducting the Purchase Price proportionately with the amount
    of unfulfilled net profit. Additionally, revise your MD&A to disclose the future
    impact this transaction will have on operations and liquidity. Furthermore, confirm
    that you tested this acquisition for significance as required by Article 3-05 of
    Regulation S-X and provide us with your calculation and basis that supports your
    conclusion that financial statements of Dong Woo are not required to be filed.

Wonder Auto Limited Consolidated Financial Statements, page F-26
General

12. Reference is made to your disclosure on page F-7, where you state that the RTO
    has been accounted for as a recapitalization of the Company whereby the historical
    financial statements and operations of WAL become the historical financial
    statements of the Company. Since this transaction needs to retroactively be
    reflected in each financial statement period presented in the filing, please revise the
    Company's consolidated financial statements for the fiscal year ended December
    31, 2005, 2004 and 2003 and all pertinent information affected throughout your
    filing to reflect the recapitalization as if the transaction occurred as of the beginning
    of the first period presented (i.e. January 1, 2003). Additionally, as requested in
    our prior comment 8 please revise your earning per share computations, and all
    related disclosures in the registration statement to give retroactive effect to the
    2.448719 for -1 forward stock-split. In this regard, we note that your consolidated
    financial statements and related notes for the fiscal year ended December 31, 2005,
    2004 and 2003 do not give retroactive effect to your forward stock-split.

Note 4 – Summary of significant accounting policies
Advertising, transportation, research and development expenses, page F-40

13. We note your response to our prior comment 7, but do not believe you fully
    addressed the concerns raised in our prior comment. As previously requested,
    please disclose in your consolidated financial statements the nature of, amount and
    your accounting policy for "new product development," investment in research and

development equipment" and "other research and development expenses." Also, please disclose why you capitalize rather than expense your "investments in research and development equipment." As part of your response, please explain why capitalization of these costs are appropriate, supported by the accounting guidance in paragraph 11(a) of SFAS No. 2. Additionally, disclose the useful life used to amortize your "investment in research and development equipment."

Exhibit 23.1

14. Your amended Form S-1 should contain a currently dated manually signed consent of the independent public accountant with respect to their reports on the registrant's financial statements. Please be aware that the current consents do not reflect the registrant's name change to "Wonder Automotive Technology, Inc." as shown in your cover page to the Form S-1 filed on September 6, 2006. Please revise the aforementioned consents and the "Experts" section accordingly.

*****

Closing

We direct your attention to Rule 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jeffrey Jaramillo at (202) 551-3212 or Linda Cvrkel (202) 551-3813, if you have questions regarding comments on the financial statements and related matters. Please contact Messeret Nega at (202) 551-3316 or me at (202) 551-3454 with any other questions.

Sincerely,

Sara D. Kalin
Branch Chief—Legal

cc: Via Facsimile (202) 654-1804
         Louis A. Bevilacqua, Esq.
         Thelen Reid & Priest LLP